[Legg Mason Letterhead]

January 10, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust

Post-Effective Amendment No. 292 to Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legg Mason Partners Equity Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A relating to Permal Alternative Select Fund (the “Fund”), a series of the Registrant, so that it will become effective on January 16, 2014. Legg Mason Investor Services, LLC, the Fund’s distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Dianne E. O’Donnell of Willkie Farr & Gallagher LLP at (212) 728-8558 or Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Sincerely,

Permal Alternative Select Fund, a series of Legg Mason Partners Equity Trust

By:	/s/ Jeanne M. Kelly
Name:	Jeanne M. Kelly
Title:	Senior Vice President

Legg Mason Investor Services, LLC

By:	/s/ Michael P. Mattera
Name:	Michael P. Mattera
Title:	Director - Finance & Business Implementation